082-01252

[redacted]

09045713

RECEIVED
2009 MAR 30 A 6:41

NESTLÉ S.A.

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

March 12, 2009

SUPPL

Nestlé S.A.

Ladies and Gentlemen,

Please find enclosed the following documents of Nestlé S.A. (the "Company"):

- Notification to the SIX Swiss Exchange in respect of the date of closure of the share register; and
- Notification to the SIX Swiss Exchange in respect of the dividend payment.

The Company hereby furnishes these documents to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please note that the Annual General Meeting of Shareholders of the Company, which will take place on April 23, 2009, will decide on the amount of the dividend.

Please do not hesitate to contact the undersigned (phone: +41 21 924 27 19; e-mail: michele.burger@nestle.com), should you have any questions.

Yours sincerely,
Nestlé S.A.

Michèle Burger
General Counsel Corporate

3/30

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Contact

Title*	○ Mr ● Mrs / Ms
First name*	Michèle
Last name*	Burger
Company	Nestlé S.A.
Address	Av. Nestlé 55 1800 Vevey
Country*	Switzerland
Phone	+41 21 924 27 19
Fax	+41 21 924 28 21
E-mail*	michele.burger@nestle.com
Contact	**General reporting obligations**

Your message*

Date of closure of the share register: 16 April 2009 at 12:00 (noon).

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Main Addresses

Switzerland:
SIX Swiss Exchan
Selnaustrasse 30
Postfach
CH-8021 Zurich

Tel: +41(0)58 85
Fax: +41(0)58 85

SIX Swiss Exchan
Cours de Rive 10
case postale 396(
CH-1211 Geneva

Tel: +41(0)58 85
Fax: +41(0)58 85

Great Britain:
SIX Swiss Exchan
1 Canada Square,
London E14 5AA
Great Britain

Tel: +44(0)20 78
Fax: +44(0)20 78

Please note that all fields marked with * are mandatory.

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SIX SWISS EXCHANGE

Admission

"Being Public" Reporting Forms

Reporting Contacts
Reporting change of address of the head office
Reporting Auditing Firm
Reporting Conditional Capital
Official Notice Dividends
Official Notice Capital Decrease
Official Notice Name Change
Reporting Equity Capital - Status
Registration criteria for registere restricted transferability
Reporting Free Float

Official Notice Dividends

* Mandatory fields

Report no.	(determined by the SIX Swiss Exchange)
Issuer*	Nestlé S.A.
Title category*	registered shares
Security no.*	3886335
ISIN*	CH0038863350
Ex-date*	29.04.2009
Payment date*	29.04.2009
Gross amount per equity security *	CHF 1.40
Coupon no.*	N/A
Other details, if applicable	dividend record date: 28.04.2009
Date*	12.03.2009
Person*	Michèle Burger
Bank/Issuer*	Nestlé S.A.
Phone no.*	+41 21 924 27 19
E-mail*	michele.burger@nestle.com

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